July 6, 2007
Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Wachovia Corporation 2006 Annual Report on Form 10-K File No. 1-10000
Dear Mr. Vaughn:
     Wachovia Corporation (“Wachovia”) is in receipt of the letter from the staff of the Securities and Exchange Commission, dated June 28, 2007, regarding the above-referenced annual report. Enclosed herewith is Wachovia’s response to the Commission’s comments.
     For your convenience, Wachovia has restated the staff’s comments and has keyed its responses accordingly. Wachovia intends to include the staff’s requested revisions in future filings and provide the staff with any requested supplemental information.
Form 10-K for the Fiscal Year Ended December 31, 2006
Financial Statements
1.	You state on page 113 that your forward purchase commitments of loans and securities are considered all-in-one hedges and that you prospectively and retrospectively evaluate hedge effectiveness of the all-in-one cash flow hedges by using the matched terms method. Please address the following regarding your use of the matching terms method:
•	Tell us how you determined that the hedges met the criteria of paragraph 65 of SFAS 133.

Wachovia Response:
At March 31, 2007 and December 31, 2006, there were no forward purchase commitments of securities or loans. Wachovia’s accounting policy for these contracts is in accordance with Derivatives Implementation Group Issue (DIG) No. G2, Cash Flow Hedges: Hedged Transactions That Arise from Gross Settlement of a Derivative (“All-in-One” Hedges). Under DIG Issue No. G2, a derivative instrument that is expected to be settled gross can be designated in a cash flow hedge of the forecasted transaction that will be consummated upon gross settlement of the derivative contract itself. Each forward purchase commitment that Wachovia enters into is for an existing specifically identified individual security (i.e. CUSIP) or loan that trades in the market place, and is settled gross. The forward purchase commitment also meets the definition of a firm commitment under SFAS 133, as the contract is with an unrelated third party to purchase the security or loan at a fixed price at a future date.

The derivative instrument in this hedge relationship is the same contract under which Wachovia executes the forecasted transaction, represented by the gross settlement of the security or loan itself. As such, in accordance with SFAS 133 paragraph 65, the terms of the forward purchase commitment are matched to the terms of the specific security or loan that is forecasted to be purchased. These terms are discussed further below. In addition, in accordance with SFAS 133 paragraph 65, the forward purchase commitments have a zero fair value at inception. This approach is consistent with the application of SFAS 133 as set forth in Example 2 in DIG Issue No. G2.

•	Tell us what terms you considered critical when applying the matching terms method.

Wachovia Response:
As discussed above, the forward purchase commitment (the derivative instrument) is the same contract under which the forecasted transaction will occur, represented by the gross settlement of the security or loan itself. Therefore, the terms that are considered critical to match are those that represent all known sources of variability and are inherent in the specific security or loan that will be gross settled: notional amount; coupon; borrower, agency, or issuer referenced in the security or loan; contractual maturity; and settlement date.

•	Tell us whether there are any terms that you exclude from consideration in your application of the matched terms method. If so, tell us what terms were excluded and why.

Wachovia Response:
As discussed above, the forward purchase commitment (the derivative instrument) is the same contract under which the forecasted transaction will occur, represented by the gross settlement of the security or loan itself. Therefore, Wachovia does not exclude any terms when applying the matching terms method.

•	You disclose on page 71 of your March 31, 2007 Form 10-Q that you recorded $1 million in ineffectiveness caused by the difference in certain critical terms, in particular the reset dates. Tell us the circumstances surrounding this ineffectiveness. Explain to us when the differences first occurred.

Wachovia Response:
This ineffectiveness is not related to the forecasted purchase commitments. Instead, it is a result of differences in reset dates and indices of the instruments in Wachovia’s other cash flow hedge strategies that are presented on page 72 of our March 31, 2007 Form 10-Q and on page 114 of our December 31, 2006 Form 10-K. These strategies consist of Libor-based derivatives that are designated as cash flow hedges of the risk of changes in cash flows attributable to changes in the benchmark interest rate of forecasted interest receipts or payments. Ineffectiveness is calculated using the “long-haul” method.

•	Tell us if there have been occurrences when the forward purchases were not completely fulfilled and how such an occurrence affected your ability to qualify for hedge accounting according to paragraph 29(b) of SFAS 133. Explain to us how you evaluate whether a purchase is “probable”.

Wachovia Response:
There has not been an occurrence when the forward purchase commitment was not completely fulfilled. The forward purchase commitment for a specifically identified security is entered into as part of Wachovia’s asset and liability management strategy. Wachovia evaluates whether a purchase is probable by consideration of its relationship to Wachovia’s overall asset / liability management strategy as well as the seller’s ability to deliver the specific instrument. This consideration may include an evaluation of previous ownership of the security or a similar security, Wachovia’s ability to fund the purchase, and the probability of default by the counterparty. Further, Wachovia has an established practice of always taking delivery of the security.
2.	Your disclosure on page 113 appears to indicate that you use a regression analysis to assess hedge effectiveness initially and on a monthly basis for all your cash flow hedges, except for those where you use the matching terms method as referred to above.
•	Please tell us whether that understanding is accurate.

Wachovia Response: The Staff’s understanding is accurate.

•	For your cash flow hedges where you use a regression analysis to assess effectiveness, please tell us the specific regression outputs you consider when assessing whether these hedges are expected to be highly effective in achieving offsetting changes attributable to the hedged risk during the period that the hedge is designated.

Wachovia Response:
Wachovia uses a regression analysis to assess hedge effectiveness initially and on a monthly basis for all cash flow hedges, except those where Wachovia is using the matched terms method. The assertion of hedge effectiveness is based on regression analysis of the changes in rates that are associated with the indices of the hedge relationships. These hedge relationships consist of Libor-based derivatives that are used as cash flow hedges of the risk of changes in cash flows attributable to changes in the benchmark interest rate of forecasted interest receipts or payments, and are presented on page 114 of our December 31, 2006 Form 10-K.

The regression analysis is prepared by internal statistical specialists and evaluated by Wachovia’s Corporate Accounting / Finance division. This analysis considers each of the following outputs which, when evaluated together, are used to assess whether the hedge has been and is expected to be highly effective:
a.	Coefficient of determination (R-squared) of 0.80 or higher

b.	Slope coefficient within the 0.80 to 1.25 range

c.	T-statistic of the slope coefficient at the 95% confidence level (which corresponds to a p-value of the t-test smaller than 0.05)

d.	Review of the y-intercept
3.	You state in the last sentence of the third paragraph on page 113 that the prospective and retrospective evaluations are performed through matching terms at inception and on a monthly basis for your fair value hedges of forward sale commitments of securities available for sale.
•	Tell us how you apply the matching terms approach in evaluating the effectiveness of these hedges.

Wachovia Response:
At March 31, 2007, forward sale commitments with a notional amount of $2 billion were designated as a fair value hedge of the changes in fair value associated with a specifically identified security in the available for sale portfolio. There were no such contracts at December 31, 2006. Wachovia applies the matching terms approach in evaluating the effectiveness of these hedges by identifying a specific individual security (i.e. CUSIP) in the available for sale portfolio. The designated forward sale commitment references the same issuer, coupon and contractual maturity as the identified individual security. In accordance with SFAS 133, paragraph 65, the notional amount of the forward sale commitment is equal to the principal amount of the individual security designated as being hedged. In addition, the forward sale commitment has a zero fair value at inception and changes in the discount or premium of the forward are excluded from the assessment of hedge effectiveness and included in earnings as permitted under SFAS 133, paragraph 63c.

At inception of the hedge and monthly until the forward sale commitment is net settled, Wachovia validates that these critical terms of the identified individual security and the forward sale commitment are the same; specifically, the notional, coupon, agency or issuer referenced in the security; and contractual maturity. Wachovia also evaluates the creditworthiness of the counterparty to the contract in assessing whether the hedge is expected to be highly effective.

•	Tell us how you determined that it was appropriate to apply the matching terms method to these fair value hedges. Clearly explain how you determined that these hedges met the requirements of paragraph 65 of SFAS 133.

Wachovia Response:
As discussed above and in accordance with SFAS 133, paragraph 65, the critical terms of the hedging instrument and the hedged item match; specifically, the notional amount, coupon, agency or issuer referenced in the security, and contractual maturity.

•	Tell us whether there are any terms that you exclude from consideration in your application of the matching terms method. If so, tell us what terms were excluded and why.

Wachovia Response: Wachovia does not exclude any terms when applying the matching terms method.
4.	Your disclosures on page 113 appear to indicate that you use the cumulative dollar-offset approach to assess whether all your fair value hedges are highly effective, except for certain forward sale commitments of securities available for sale where the matching terms method is used.
•	Please tell us whether that understanding is accurate.

Wachovia Response: The Staff’s understanding is accurate.

•	For these fair value hedges where you use the cumulative dollar-offset method, tell us whether there are any times you fail the dollar offset method (i.e., outside the range of 80% - 125%) and yet still conclude that the relationship is highly effective and continue to apply hedge accounting. If so, tell us what additional procedures you performed and how you concluded it was appropriate to continue to apply hedge accounting.

Wachovia Response:
These fair value hedge relationships consist of individual interest rate swaps that are designated as a fair value hedge of the risk of changes in fair value attributable to changes in the benchmark interest rate of specific individual securities. At designation of the hedging relationship and at each monthly period thereafter, Wachovia uses a price sensitivity analysis to justify that the fair value hedge relationship is expected to be highly effective on a prospective basis in accordance with DIG Issue No. E7, Hedging — General: Methodologies to Assess Effectiveness of Fair Value and Cash Flow Hedges.

On a monthly basis, Wachovia uses the cumulative dollar-offset approach to validate the effectiveness of a hedge on a retrospective basis. If the ratio of the cumulative dollar-offset method falls outside the 80% to 125% range, hedge accounting will not be applied to the applicable period. Violations of this retrospective test are infrequent and are generally due to the hedging instrument and the hedged item both having cumulative unrealized gains (losses) near zero. Due to the small amounts involved, the ratios may fall outside of the 80% to 125% range.

In these situations where the results of the retrospective test fall outside the 80% to 125% range, Wachovia uses price sensitivity analysis as specified at hedge inception to reassess whether it is appropriate to continue to apply hedge accounting prospectively provided the results of the sensitivity analysis demonstrate an expectation of high effectiveness for the remaining term of the hedge. Wachovia does not change the prospective test and Wachovia does not rely on the matched terms method to assess whether it is appropriate to continue the hedge relationship. This price sensitivity analysis considers the expected change in the fair value of the hedging instrument relative to that of the hedged item for changes in fair value attributable to the hedged risk. Provided that this price sensitivity analysis supports the prospective expectation of high effectiveness, hedge accounting will continue.

Thus, in accordance with DIG Issue No. E7, Wachovia may conclude in the retrospective evaluation that, under a cumulative dollar-offset approach, a designated hedging relationship does not qualify for hedge accounting for the period just ended, but that the hedging relationship may continue because, under our price sensitivity analysis, there is an expectation that the relationship will be highly effective in achieving offsetting changes in fair value in future periods.
5.	To help us gain a better understanding of your hedge accounting process, please provide us with the following additional information:

•	Describe the process by which derivative instruments are obtained by the various segments for hedge accounting purposes. For example, tell us which group or groups (i.e. Treasury, Trading Desk etc.) are responsible for obtaining these derivative instruments, and describe the process by which they are obtained.

Wachovia Response:
All derivatives that are accounted for as hedges under SFAS 133, with the exception of certain forward sale commitments, are entered into by a central group in Wachovia’s Treasury division under the guidance of the Asset Liability Management Committee and are included in the results of the Parent. Certain forward sale commitments are entered into by Wachovia Mortgage Company to hedge the proceeds of the sale of mortgage warehouse loans and are included in the results of the General Bank segment. There are no other segments that use derivatives for hedging purposes.

•	Tell us if the responsible groups obtain the derivative instruments from internal or external sources or both.

Wachovia Response:
Wachovia’s Treasury division enters into all interest rate derivative instruments with an external party. In addition, forward sale commitments executed by Wachovia Mortgage are with external parties. Both of these groups maintain all of their original and ongoing documentation related to their hedge relationships.

There are certain foreign-exchange contracts, which are insignificant, that may be executed by the Treasury division with an external party or with Wachovia’s trading desk. Those foreign-exchange contracts that have been entered into by the Treasury division with Wachovia’s trading desk are executed and maintained in accordance with SFAS 133 paragraph 40A. For these contracts, the trading desk enters into an identical foreign-exchange contract with an external party on the same trading day.

•	In connection with the above, tell us how the various segments determine whether the conditions for hedge accounting are achieved.

Wachovia Response:
A central group in Wachovia’s Corporate Accounting / Finance division, also part of the Parent, evaluates the conditions for hedge accounting for all trades that are executed by Wachovia’s Treasury division, and has established governance standards for such transactions. Members of the Wachovia Mortgage Finance group also follow these governance standards with guidance from the Corporate Accounting / Finance division. The Corporate Accounting Policy group provides oversight to both of these areas in evaluating the conditions for applying hedge accounting.

Concurrent with entering into a transaction that qualifies as an accounting hedge, both the Finance group of the Treasury Division and Wachovia Mortgage formally document their hedge relationships. This documentation includes the risk management objective and the strategy for entering into the hedge, identification of the hedged item, hedging instrument, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness.
*       *       *
     Wachovia acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If the SEC staff should have any questions regarding this letter or the attached responses, please do not hesitate to contact me at
(704) 383-3021.
Very truly yours,
/s/ Peter M. Carlson
Peter M. Carlson
Senior Vice President and
     Principal Accounting Officer